

July 23, 2013

<u>Via E-mail</u>
Jonathan White
President
Type 1 Media, Inc.
5959 Spring Garden Road, #1507
Halifax, NS, Canada B3h 1Y5

> **Re: Type 1 Media, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 1, 2013**
> **File No. 333-189731**

Dear Mr. White:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We note that the shares being registered for resale represent almost all of your outstanding common shares held by non-affiliates. Due to the significant number of shares being registered, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. If the offering is a primary offering, you

> must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page. In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, as well as any other factors you deem relevant.

Calculation of Registration Fee

3. We note your disclosure in footnote 2 that your shares will be offered at a fixed price of $0.10 per share. Please revise to reflect the offering price of $0.05 per share.

4. Please delete the redundant paragraph on the bottom of page 2.

Prospectus Cover Page

5. Pursuant to Item 501(b)(3) of Regulation S-K, please disclose the aggregate net proceeds that the selling shareholders will receive in this offering assuming all of the shares are sold at the offering price.

6. Please prominently disclose that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

Prospectus Summary, page 6

7. Please revise your disclosure here to reflect that your company is a successor to Make Good Media.

8. Please provide a brief summary of your business model, including the estimated costs to produce your Welcome to Type 1 documentary and develop and host your related website over the next twelve months. Explain your sponsorship model and how you expect to generate revenue. Moreover, explain why you are seeking only nine sponsorships for your Welcome to Type 1 documentary.

9. Please disclose in your summary that your auditor has expressed concern about your ability to continue as a going concern.

10. Disclose whether the company, the company's officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

The Offering, page 7

11. Please revise your disclosure to specify that the selling shareholders will sell their shares in accordance with the terms of the prospectus, including selling their shares at a fixed price.

Risk Factors, page 8

12. We note that your officers and directors have no experience with accounting or preparing financial statements. Please disclose that fact as a risk factor.

13. Please provide risk factor disclosure regarding the apparent lack of experience of your officers and directors in running a public company that is reporting company with the Securities and Exchange Commission.

Our Business Model Relies…, page 8

14. We note your statement that you may "not be able to obtain the nine desired blocks." Please clarify, if true, that you mean that you may not be able to sell all of your proposed sponsorships.

Reporting Requirements Under the Exchange Act…, page 11

15. We note your disclosure that the costs of your reporting obligations could be "several hundred thousand dollars per year." However, on page 9, you disclose that you expect that your public company reporting costs will be $25,000 per year. Please reconcile.

We are an "Emerging Growth Company"…, page 12

16. We note that this risk factor is redundant with the risk factor "We are an 'Emerging Growth Company,' and..." on page 10. Please address this redundancy.

We will have broad discretion…, page 14

17. We note your statement that you will have broad discretion of the use of proceeds from this offering. Since only your stockholders are selling in this offering, you will not receive any proceeds. Please advise.

Description of Business, page 20

18. Please revise to provide a plan of operations for your next 12 months. The plan of operations should discuss the time, costs and steps involved to execute on your business plan and develop your products and services. Your plan of operations should be

reasonably detailed and include a discussion of the material expenses you expect to incur in connection with your operations, including administrative, marketing and sales activities. Please include a discussion of the assumptions underlying your plan of operations.

Material Agreements, page 21

19. Please file a copy of your Animas Canada Agreement pursuant to Item 601(b)(10) of Reg. S-K.

Our Business Strategy, page 21

20. We note that your "business model is based on receiving funding from sponsors." Based on your disclosure, it appears you are offering nine sponsorship blocks at $60,000 per block until 2014. Please explain to us why you have decided to fund your Welcome to Type 1 documentary through selling "sponsorship blocks" rather than other forms of financing, such as debt or equity. Moreover, please explain why you decided to allocate your funding between nine sponsorship blocks, rather than some other number, and how you determined the per block price.

We note that, on page 23, you describe certain benefits that owners of the sponsorship blocks will receive. For example, sponsorship block owners will receive a 1 minute information video in the "Special Features" section of the Welcome to Type 1 documentary. Please tell us whether the sponsors will receive any other direct benefits from their sponsorship other than recognition and favor for their products through product placement. Please tell us whether your sponsors will receive any direct or indirect income from the company or benefit from any revenue generated by your operations.

In addition, please tell us your plan for selling your remaining sponsorship blocks, including your plans for marketing such sponsorship blocks. Moreover, please describe generally the types of entities you intend to approach regarding sponsorships and whether you have a pre-existing relationship with the entities you expect to purchase sponsorship blocks.

Market for Common Equity and Related Stockholder Matters, page 27

21. Please disclose the number of record holders as of the date of the prospectus.

Consolidated Financial Statements, F-1

Note 1. Organization and Operations, F-7

Type 1 Media, Inc., F-7

22. We note from your disclosures that Type 1 Media, Inc. issued an aggregate of 5 million shares of common stock to the President of Make Good Media for all of the "outstanding rights." Please revise to clarify the nature of the outstanding rights acquired.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 28

Results of Operations, page 28

23. We note that you present a discussion of operations for the period from January 12, 2012 to December 31, 2012. We note; however, that January 12, 2012 is the date that Media Type, Inc. was organized and not that of the registrant, which now includes your Predecessor. Please revise.

24. The first sentence in the first paragraph states that you have generated no revenues to date. This is inconsistent with the first sentence in the second paragraph and in your audited financial statements for the year ended December 31, 2012, in which you disclose revenues of $44,006. Please revise.

Liquidity and Capital Resources, page 29

25. Expand the disclosure in the liquidity and capital resources section to discuss the issuance of a going concern opinion by the auditors. In this regard, we note that as of March 31, 2013, you have accounts payable outstanding in the amount of $78.073. Include a discussion of management's viable plan for overcoming your financial difficulties and describe in detail your cash requirements for the next twelve months.

Contractual Obligations, page 30

26. We note your disclosure that you have received two sponsorships for 2013. First, you disclose elsewhere that each sponsorship is $60,000, but here you say that these sponsorships were for an aggregate of $90,000. Please explain. Second, Item 303(a)(5) of Reg. S-K requires tabular disclosure of specified contractual obligations. Please expand your disclosure to describe the nature of the disclosed contractual obligations, including what specified category they fall within.

Directors, Executive Officers, Promoters and Control Persons, page 30

27. Please revise your director and officer biographies to describe the business experience of each person over the past five years, including their relationships, if any, with your predecessor.

Independence of The Board of Directors, page 34

28. We note your statement that your "common stock is listed" on the OTC Bulletin Board. We note that issuers may not apply to list their securities on the OTC Bulletin Board. Rather, a market-maker must file an application on the issuer's behalf for its securities to become eligible for trading on the OTC Bulletin Board. Please revise.

Disclosure of Commission Position on Indemnification of Securities Act Liabilities, page 34

29. Please revise your disclosure to reflect that Type 1 Media is a Delaware, rather than Nevada, corporation.

Part II Information Not Required in the Prospectus, page 37

30. Please revise your other expenses table to provide your estimated costs per line item.

Exhibits

31. We note that the third paragraph of exhibit 5.1, your counsel repeats the phrase "common stock." Please revise and refile.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director